Exhibit 99.1

KE Holdings Inc. Releases 2021 ESG Report

BEIJING, China, May 31, 2022 —  KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE, HKEX:2423), a leading integrated online and offline platform for housing transactions and services, today released its 2021 ESG report, providing updates on the Company’s efforts to facilitate the transformation of China’s housing related industry and help its service providers gain dignity and bring customers joyful living experiences, through sound governance and technology innovation.

The report details Beike’s ESG performance in 2021 in key areas including corporate governance, business ethics, talent development, low-carbon operations and community caring.

Beike acknowledges itself as a contributor to the society instead of solely an enterprise. While capturing commercial value, the Company commits to long-term benefits and do the right thing even if it’s difficult. At the end of 2021, Beike announced the “One Body, Two Wings” strategic upgrade. While providing customers with high-quality services ranging from existing and new home sales, home rentals, to home renovation and furnishing to satisfy customers’ increasing demand for a “better living,” the Company hopes to solidify its underlying capabilities and work together with all parties to promote the sustainable development of the industry.

Click here to read a copy of the full report: https://investors.ke.com/governance/sustainability.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.